July 13, 2009

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549-7010

Re:	Sanders Morris Harris Group Inc.
Form 10-K for the year ended December 31, 2008 filed March 16, 2009
Form 10-Q for the quarter ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
Form 8-K filed May 11, 2009
File No. 0-30066

Dear Mr. O’Brien

This letter is provided in response to your letter of June 30, 2009, in which you furnished comments with respect to the above referenced documents filed by Sanders Morris Harris Group Inc. (“SMHG” or the “Company”).  Our response and supplemental information is provided following each comment.

Form 10-K for the year ended December 31, 2008

Item 1A. Risk Factors, page 10

1.
We note your statement introducing your risk factors discussion that “[t]he following are some of the more important factors that could affect your businesses.”  In future filings, please disclose all known material risk factors.

The Company acknowledge the Staff’s comment and confirms to the Staff that we believe that the Risk Factors section of the 2008 Form 10-K fully complies with the requirements of Item 1A of the Form 10-K, which requires a registrant to set forth, “…where appropriate, the risk factors described in Item 503(c) of Regulation S-K…applicable to the registrant.”  Item 503(c) of Regulation S-K requires a discussion of “the most significant factors” and states that a registrant should not present risks that apply to any issuer or any offering.  In our next Form 10-K filing, we will revise the lead-in paragraph to remove the suggestion that the section is “not necessarily exhaustive” and it will instead indicate that the Risk factors section includes what we believe are the most significant factors as set forth below:

Mr. Terence O’Brien
July 13, 2009

“In addition to the other information included in this Form 10-K, the following risk factors should be considered in evaluating our business and future prospects.  The risk factors described below represent what we believe are the most significant risk factors with respect to us and our business.  In assessing the risks relating to our business, investors should also read the other information included in this Form 10-K, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Special Cautionary Notice Regarding Forward-Looking Statements.”

Item 3. Legal Proceedings, page 21

2.
We note that, as of the date of your most recent quarterly report on Form 10-Q, three purchasers of Ronco convertible preferred stock have filed a complaint against you and others.  In future filings please name the plaintiffs involved in these actions and describe the relief being sought, including the amount of monetary damages, if any.  See Item 103 of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings, the Company will revise the description of legal proceedings to include the information noted in Item 103 of Regulation S-K.

Management’s Discussion and Analysis, page 26

Overview, page 26

3.
The purpose of this subsection is to provide investors with an introductory understanding of Sanders Morris and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results.  Please enhance the disclosure in this section to discuss the events, trends, risks, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operation.  Your disclosure in this section should discuss key challenges and risks on which you are focused in both the short and long term as well as the steps you are taking to address them.  Please refrain from duplicating information that may be in other parts of the MD&A section or in the Business section of the Form 10-K.  Your discussion should highlight the most important matters on which you are focusing in evaluating your specific financial condition and operating performance.  For a more detailed discussion of what is expected under this subheading and in the MD&A section in general, please refer to the Commission’s MD&A interpretive guidance in Commission Release No. 33-8350 (December 29, 2003).  See also Item 303 of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings, the Company will enhance the disclosures in this section to discuss events, trends, risks, and uncertainties that management views as most critical and will discuss key challenges and risks on which we are focused and the steps we are taking to address them.

Mr. Terence O’Brien
July 13, 2009

Results of Operations, page 27

4.
Your discussion of the results of operations frequently does not quantify sources of material changes.  Furthermore, prefacing the reference to these sources of changes with the word “primarily” or “principally” obscures the ability of the reader to identify the material sources of the change.  Please consult section III of Release No. 33-8350 and revise your disclosure as appropriate.

The Company acknowledges the Staff’s comment and in future filings, the Company will  quantify the sources of material changes in the discussion of the results of operations.

Critical Accounting Policies/Estimates, page 35

Goodwill, page 35

5.
We note the $56.5 million goodwill impairment charge recorded in the fourth quarter 2008.  Please revise future filings to disclose the reporting units to which this impairment is attributable and the related amounts thereto.  Disclose the amounts of goodwill remaining in each of your reporting units.  Disclose also whether material amounts of goodwill reside in reporting units with implied fair values that do not significantly exceed the carrying amount of corresponding goodwill.  Given that goodwill is 28% of total equity at December 31, 2008, such disclosures are necessary for readers to assess the risk and proximity of future goodwill impairment charges.  Also refer to Item 303(a)(3)(ii) of Regulation S-K.  Please also address these comments as they related to the $13.8 million goodwill charge recognized in the first quarter 2009.

The Company acknowledges the Staff’s comment and in future filings, the Company will (i) disclose the reporting units to which any goodwill impairment is attributable and the related amounts thereto; (ii) disclose the amounts of goodwill remaining in each of your reporting units; and (iii) disclose whether material amounts of goodwill reside in reporting units with implied fair values that do not significantly exceed the carrying amount of corresponding goodwill.

6.
We note that despite the significant goodwill impairment charge, December 31, 2008 market capitalization was still significantly below the book value of your equity, which deficit has increased at March 31, 2009.  Please provide a reconciliation of your market capitalization and your SFAS 142 fair value measurements for each of these periods in future filings.  Such reconciling information, for example, the use of any control premium estimates/assumptions, should also be disclosed and explained in future filings, pursuant to Section 501.14 of the Financial Reporting Codification.

The Company acknowledges the Staff’s comment and in future filings, the Company will provide a reconciliation of our market capitalization and our SFAS 142 fair value measurements.  The control premium is the only such reconciling item.

Mr. Terence O’Brien
July 13, 2009

7.
The $56.5 million fourth quarter 2008 goodwill impairment charge had 3025% and 181% impacts on fourth quarter and annual 2008 net loss, respectively.  The $13.8 million first quarter 2009 goodwill impairment charge had a 440% impact on first quarter 2009 net loss.  The disclosure on page 36 of the 10-K and page 12 of the 10-Q attributes the impairments to the deterioration in overall macroeconomic conditions and the extended decline in the Company’s stock price.  Given the materiality of these charges, this disclosure should be revised in future filings to fully identify the changes in estimates that precipitated the impairment.  Pursuant to Section 501.14 of the Financial Reporting Codification, please identify the material assumptions and estimates that changed between the April 30, 2008 test, the November 30, 2008 test and the February 28, 2009 test and quantify the impact of these changes on the impairment calculation.  Disclose whether the February 2009 cash flow projections assume any negative future cash flows, and if so, for how long.  Note also the requirement to specifically discuss the accuracy of management’s past estimates.

The Company acknowledges the Staff’s comment. As noted in comment 6 above, the Company was required to reconcile between our market capitalization and our SFAS 142 fair value measurements when performing the goodwill impairment test.  The only identifiable reconciling item was a control premium of between 35% and 40% of market capitalization.  Due to the decline in the Company’s stock price, we were required to revise our cash flow projections, growth projections, and discount rates and to use the most conservative valuation results to lower the SFAS 142 fair value measurements to within 140% of market capitalization.  In other words, the impairment was not precipitated by any changes in assumptions.  The changes in assumptions were precipitated by the decline in the Company’s stock price.

In future filings, the Company will identify changes in material assumptions and estimates.

8.
Pursuant to Section 501.12.b.4 of the Financial Reporting Codification, please disclose the specific business, competitive and economic factors that caused the adverse operating results that precipitated the impairments at both November 2008 and February 2009.  For example, disclose whether there was a loss of major clients, etc.  Quantify the duration and the extent to which the sales, income and cash flows of the affected businesses were generating negative cash flows prior to the impairment charge.  If the impaired goodwill is largely from a specific business acquisition then that acquisition should be identified.

The Company acknowledges the Staff’s comment. As noted in comment 7 above, the November 2008 and February 2009 goodwill impairments were a result of the decline in the Company’s market capitalization caused by the decline in the Company’s stock price.

In future filings, the Company will disclose the reporting units to which any goodwill impairment is attributable and the related amounts thereto.

Mr. Terence O’Brien
July 13, 2009

4.  Securities Owned and Securities Sold, Not Yet Purchased, page 51

9.
On page 53 you state the Company recognized a $50.4 million gain on the sale of your interests in Salient Partners and Endowment Advisers.  Please tell us and disclose in future filings where the sale and gain related to this transaction is included in the statement of operations and statement of cash flows.

The Company acknowledges the Staff’s comment. We note that this gain is included in “Equity in income of limited partnerships” in the statement of operations and statement of cash flows.  In future filings, the Company will disclose that the sale and gain related to this transaction is included in “Equity in income of limited partnerships” in the statement of operations and statement of cash flows.

Item 9A.  Controls and Procedures, page 70

Management’s Annual Report on Internal Control over Financial Reporting, page 70

10.
We note your statement that you believe your internal controls over financial reporting were effective as of December 31, 2008.  Please confirm, and in future filings disclose, that your management concluded that your internal controls over financial reporting were effective as of the end of your fiscal year.  In addition, please include a statement that your auditor has issued an attestation report on your internal control over financial reporting, and address whether there were any changes in your internal control over financial reporting.  See Items 308(a)(3) and (4) and 308(c) of Regulation S-K.

The Company acknowledges the Staff’s comment and we confirm that management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008 and the auditor issued an attestation report.

In future filings, the Company will (i) disclose that management concluded that the Company’s internal control over financial reporting is effective as of the end of your fiscal year; (ii) include a statement that our auditor has issued an attestation report on our internal control over financial reporting; and (iii) address whether there were any changes in our internal control over financial reporting.

Item 15.  Exhibits, Financial Statement Schedules, page 74

11.
Please file or incorporate by reference as a material contract Mr. Edelman’s employment agreement to which you refer on page 12 of your annual proxy statement.  See Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company acknowledges the Staff’s comments and will file a copy of Mr. Edelman’s employment agreement as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2009.

Mr. Terence O’Brien
July 13, 2009

Form 10-Q for the quarter ended March 31, 2009

10.  Commitments and Contingencies, page 15

12.
We note that the Capital Markets segment accounts for 51% of consolidated revenues as of March 31, 2009.  Please disclose in future filings how much of this 51% will be sold in the pending agreement with PAC3, Siwanoy and the New BD.  It appears that once this transaction is closed, you plan to center your operations solely around your asset/wealth management business.  In this regard, it is not clear how your purchase of the additional 66% in Edelman Financial Advisers will, if at all, compensate for the loss of the businesses that constitute the Capital Markets disposal.  Therefore, please revise future filings to explain how these transactions are expected to impact reported revenues and expenses, pursuant to Item 303(a)(i) of Regulation S-K.  Also, please ensure you address compliance with SFAS 131 for future filings once the transaction is closed.  We note that currently, it appears you have and report five segments, although you disclose on page 17 that you have only two operating segments (Asset/Wealth Management and Capital Markets) and one non-operating segment (Corporate Support and Other).

The Company acknowledges the Staff’s comment. Management views the Company as operating in two segments, Asset/Wealth Management and Capital Markets, and one nonoperating segment (Corporate Support and Other).  Within the Capital Markets segment, there are three divisions: (i) investment banking, (ii) institutional brokerage, and (iii) prime brokerage services.  The Company will reevaluate its reportable segments once the Capital Markets transaction closes.

In future filings, the Company will explain how the sale of the Capital Markets group is expected to impact reported revenues and expenses.

Item 6.  Exhibits, page 32

Exhibit 31.2

13.
We note that you have omitted the phrase “for the registrant” in paragraph 4 of the certification signed by your chief financial officer.  In future filings, please file the certifications required by Rule 13a-14(a) of the Exchange Act exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings, the Company will file the certifications required by Rule 13a-14(a) of the Exchange Act exactly as set forth in Item 601(b)(31)(i).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 12

Mr. Terence O’Brien
July 13, 2009

Bonuses, page 13

14.
We note that when a bonus pool is available “[o]ne-half of the bonus pool could be allocated to the named executive officers pursuant to a fixed formula and one-half could be allocated among the named executives at the discretion of the Compensation Committee.”  In future filings, please disclose the fixed formula to which you refer, and discuss the factors that your compensation committee takes into consideration when exercising its discretion to allocate bonus amounts.  In addition, please discuss how the “discretionary bonus plan” fits into your overall compensation objectives.  See Items 402(b)(1)(v) and (vi) and (2)(vii) of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings, the Company will explain all material element’s of the Company’s compensation of the named officers and will  (i) disclose the fixed formula used to allocate the bonus pool to the named executive officers; (ii) discuss the factors that the Compensation Committee takes into consideration when exercising its discretion to allocate bonus amounts; and (iii) discuss how the discretionary bonus plan fits into the Company’s overall compensation objectives.

15.
We also note that you sometimes award supplemental bonuses based on special circumstances or accomplishments.  In future filings, please discuss how you determined the bonus amounts payable to each NEO from the available bonus pool.  See Item 402(b)(1)(v) and (2)(vii) of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings, the Company will  discuss how the bonus amounts payable to each named executive officer from the available bonus pool was determined. We note that information described in Items 402(b)(2) of Regulation S-K are examples of information that may be material information.

Long-Term Incentive Compensation, page 13

16.
We note that you granted restricted stock awards to Messrs. Berry, McMaken, and Unger in 2008.  In future filings, please discuss how you determine the number of restricted shares to award to each NEO and the purpose of these awards as it relates to your overall compensation objectives.  See Item 402(b)(1)(v) and (vi) of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings, the Company will discuss how the number of restricted shares awarded to each named executive officer is determined and the purpose of these awards as it relates to the Company’s overall compensation objectives.

Form 8-K Dated May 11, 2009

Item 9.01.  Financial Statements and Exhibits, page 3

Mr. Terence O’Brien
July 13, 2009

17.
We note that you have omitted the schedules and exhibits to the Credit Agreement dated May 11, 2009.  Please file a complete copy of this credit agreement that includes the omitted schedules and exhibits.

The Company acknowledges the Staff’s comment and will file a complete copy of this credit agreement as an exhibit to the Company’s Form 10-Q for the quarter ended June 30, 2009.

In connection with our responses to your comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses, please call me at 713-993-4614.

Very truly yours

Sanders Morris Harris Group Inc.

/s/ Rick Berry

Rick Berry
Chief Financial Officer

cc:	Ms. Jenn Do
Mr. Al Pavot
Mr. Hagen Ganem
Mr. Jay Ingram